NEWS RELEASE

August 21, 2003

Trading Symbol: TSX: RNG

RIO NARCEA COMPLETES FINANCING ARRANGEMENTS

FOR AGUABLANCA PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce the finalization of a US$47 million debt facility with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. for the construction of the Aguablanca Ni-Cu-PGM mine located in southwestern Spain.

The project financing facility includes a six year senior amortizing loan facility of US$40 million repayable in equal semi-annual installments, a subordinated convertible loan facility of US$5 million at a conversion price of US$1.43 (calculated as a 130% premium to the average closing price of Rio Narcea’s shares during the months of November and December 2002), a stand-by senior cost over-run facility of US$2 million, a nickel and copper hedging facility to cover the equivalent of 50% of payable nickel during the term of the loan (equivalent to 18% of the open pit reserves), and a foreign exchange hedging facility to cover the equivalent of 66% of the operating expenses denominated in Euros during the term of the loan.

The capital costs to construct the Aguablanca mine have been revised to approximately US$70 million (Euro 62.5 million), including working capital and VAT, as a result of the appreciation of the Euro against the U.S. dollar. The additional funds required to finance the construction of the project will come from a US$6.5 million VAT reimbursement loan and available cash resources of the Company, which is currently over US$28 million.

In addition, Rio Narcea has been awarded a subsidy equivalent to 2.5% interest over the life of the loan facility on the first Euro 35 million (US$39 million) drawn down. The subsidy is subject to the execution of certain agreements between the Extremadura Regional Government and the lenders under the loan facility. Rio Narcea has also been granted a non-reimbursable subsidy of approximately US$7.4 million (Euro 6.7 million) from the Regional Development Department of the Government of Spain for the Aguablanca project.

The Aguablanca mine is scheduled to be commissioned by the end of the second quarter of 2004 and is expected to produce about 18 million pounds of nickel in concentrate per year, which would equal approximately half of the European Union's current annual nickel mine production.

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Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In addition to developing Aguablanca, the Company is producing gold at its 100%-owned El Valle and Carlés mines and completing a feasibility study at its Corcoesto gold project.

For further information contact:

Alberto Lavandeira, President and CEO Tel: (34) 98 583 1500 Fax: (34) 98 583 2159	Laurie Gaborit, Manager Investor Relations Tel: (416) 686 0386 Fax: (416) 686 6326

gold@rionarcea.com

www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

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